February 26, 2020

Amed Hazel
Manager
LB 1 LLC
818 Natchez Valley Trace
Grayson, GA 30017

       Re: LB 1 LLC
           Offering Statement on Form 1-A
           Filed January 30, 2020
           File No. 024-11147

Dear Mr. Hazel:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed January 30, 2020

General

1. We note inconsistencies between Part I of your Form 1-A and your offering circular.
      Please revise Part I of your Form 1-A or your offering circular as follows:
        We note that the financial statements information included in Item 1 of
Part 1 is
          inconsistent with the financial statements included in the offering circular. Please revise to correct this discrepancy.
        We note that you check the box for bad actor disclosure in Item 3 of
Part I. However,
          we cannot locate the bad actor disclosure in your offering circular. We note that in Item 4 of Part I you indicate that the offering will not be conducted
          for more than one year. However, in the offering circular you disclose that you intend to raise $200 million by the year 2022.
        Please disclose a price per security in Item 4 of Part I.
        We note that in Item 4 of Part I you include sales commissions. However, in the
 Amed Hazel
LB 1 LLC
February 26, 2020
Page 2
              offering circular you disclose that you do not intend to use commissioned sales agents or underwriters.
              We note that in Item 6 of Part I you state that 1,000 common membership interests were issued. However, on page 31 of the offering circular you disclose that only 100 units are outstanding.
2. We note the disclosure on page 6 that notes may be purchased "at any time at the interest rate and terms defined for that period by the manager." Additionally, your disclosure on page 24 indicates that distributions would be paid as set forth in each individual note.
         Please revise your offering statement and your description of securities being offered to disclose the terms of the notes being offered. In this regard, disclose the information required by Item 14(b) of Part II on Form 1-A. Note that you may not conduct a delayed offering of notes in reliance on Regulation A and that all of the information regarding the terms of the notes you are offering must be included in the offering circular at the time of qualification. Additionally, we note references to offering membership interests on page 4 and in the tax disclosure on page 33. Please revise your offering statement to include the membership interests or remove these references.
3. We note that you are focused on purchasing and selling performing and non-performing mortgage notes secured by first deeds of trust, mortgages or land contracts, as well as originating and selling real estate backed mortgage loans. However, you have not yet identified any assets to acquire with the net proceeds of this offering. It appears that you are conducting a blind pool offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure is not appropriate.
         For example only, please provide the disclosure related to compensation in accordance with Item 4 of Guide 5 and include prior performance disclosure and tables in accordance with Item 8 of Guide 5, as applicable. In this regard, we note the statement on page 24 that you may use advertising materials presenting "the past performance of our sponsor and its affiliates." Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms
         Compliance and Disclosure Interpretation 128.06, Item 7(c) of Part II of Form 1-A, and
         CF Disclosure Guidance Topic No. 6.
4. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.
FirstName LastNameAmed Hazel
Comapany NameLB 1 LLC you are responsible for analyzing the applicability of the
5.     Please be advised that
February 26, 2020 Advisers Act of 1940 to your external manager.
       Investment Page 2
FirstName LastName
 Amed Hazel
FirstName LastNameAmed Hazel
LB 1 LLC
Comapany NameLB 1 LLC
February 26, 2020
February 26, 2020 Page 3
Page 3
FirstName LastName
Cover Page

6. We note that you estimate $49,900,000 of net proceeds after paying $100,000 of offering expenses. However, in Item 4 of Part I you estimate net proceeds of $44,865,000. Please reconcile. In this regard, revise the table on page 2 to reflect the information on a per share/unit basis. Refer to Item 1(e) of Part II on Form 1-A.
Summary of Offering, page 5

7. We note that your disclosure on page 8 relating to the priority (Waterfall) for the distribution of cash from the Company is inconsistent with your disclosure on page 37 which indicates that the Management Fee shall be paid by the Company prior to making any interest payments to Note Holders. Please revise to reconcile.
8. We note your definition of target returns on page 6. Additionally, we note that you have limited assets and no revenues or operating history; thus, it does not appear that you have a reasonable basis for the target returns. Please remove the target returns or further explain to us your basis for predicting a 5% to 10% return. Signatures, page 50

9. Please identify the individuals signing in the capacity of your Principal Executive Officer and Principal Financial Officer. Refer to Instruction 1 to the Instructions to Signatures on
         Form 1-A.
Exhibits

10. Please have counsel revise the legality opinion to opine that the debt securities will be binding obligations of the company. Refer to Section II.B.1.e of Staff Legal Bulletin 19
         available at sec.gov.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Amed Hazel
LB 1 LLC
February 26, 2020
Page 4

       You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameAmed Hazel                              Sincerely,
Comapany NameLB 1 LLC
                                                          Division of
Corporation Finance
February 26, 2020 Page 4                                  Office of Real Estate
& Construction
FirstName LastName